Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended June 30, 2020

Piraeus, Greece, August 5, 2020, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2020.

Highlights

•

Post quarter-end, refinanced in full the Group’s debt maturities due in 2021 with four new credit facilities representing a total of approximately $1.1 billion, strengthening the balance sheet and delivering $30.2 million of incremental liquidity to the Group.

•

Completed the sale of 14,400,000 shares of common equity through a private placement, including 6,500,000 million shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family, and 4,000,000 shares purchased by a wholly-owned affiliate of the Onassis Foundation, for total gross proceeds of $36.0 million.

•

Delivery of the GasLog Windsor on April 1, 2020, a 180,000 cubic meters (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) and commencement of its seven-year time charter agreement with a wholly-owned subsidiary of Centrica plc. (“Centrica”).

•

Delivery of the GasLog Wales on May 11, 2020, a 180,000 cbm LNG carrier with X-DF propulsion and commencement of its 12-year time charter agreement with the principal LNG shipping entity of Japan’s JERA Co., Inc. (“JERA”).

•	Post quarter-end delivery of the GasLog Westminster on July 15, 2020, a 180,000 cbm LNG carrier with X-DF propulsion and commencement of its seven-year time charter agreement with Centrica.
•	Published the inaugural Sustainability Report for 2019 on June 11, 2020.
•

Materially concluded the previously announced organizational changes in relation to our London and Monaco offices. On further review have decided to expand this plan to GasLog Partners and our Stamford office, aiming to achieve further operational efficiencies and to reduce overheads.

•	As of June 30, 2020, recognized a non-cash impairment loss of $22.5 million in aggregate on certain of our steam turbine propulsion (“Steam”) vessels.
•	Contracted time charter revenues of approximately $294.9 million for the remainder of 2020, representing 82.2% charter coverage.
•	Quarterly Revenues of $158.9 million, Loss of ($13.3) million and Loss per share of ($0.30)(1) for the three-month period ended June 30, 2020.
•	Quarterly Adjusted EBITDA(2) of $111.7 million, Adjusted Profit(2) of $24.6 million and Adjusted Earnings per share(2) of $0.02(1) for the three-month period ended June 30, 2020.
•	Quarterly dividend of $0.05 per common share payable on August 27, 2020.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to non-controlling interests of $8.0 million and the dividend on preferred stock of $2.5 million for the quarter ended June 30, 2020 ($15.5 million and $2.5 million, respectively, for the quarter ended June 30, 2019).

(2) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Chairman and CEO Statements

Peter G. Livanos, Chairman of GasLog, stated: “The second quarter again demonstrated the resiliency of GasLog’s platform despite the ongoing difficulties created by the COVID-19 pandemic. Our in-built and fully financed growth is delivering as planned, we have made great progress in reducing our operating and overhead expenses as well as our debt service costs following the recent refinancings, and we have significantly enhanced our liquidity.”

Paul Wogan, Chief Executive Officer, stated: “Despite the current challenges in our operating and commercial environment we achieved stable year on year performance in the second quarter of 2020 and delivered close to 100% uptime for our fleet. During the second quarter, the GasLog Windsor and the GasLog Wales, both delivered on time and on budget and into multi-year fixed-rate charters with high quality counterparties, we increased the Group’s available liquidity through a private placement, raising $36.0 million, 75% of which was from insiders, including our Founder and Chairman, Peter G. Livanos and the Onassis Foundation. In addition, we published our inaugural Sustainability Report for 2019.

Our strategic execution continued in the third quarter where, together with GasLog Partners, we refinanced all of the Group’s 2021 debt maturities with four new credit facilities, improving the Group’s liquidity by $30.2 million. In addition, we took delivery of the GasLog Westminster, on time and on budget and she immediately began a 7-year charter with Centrica.

I continue to be impressed with the dedication and professionalism of our employees during these uncertain times, particularly our seafarers, many of whom have been away from their families for an extended period. Although we have made progress in crew changes since the COVID-19 outbreak began, progress is slower than we hoped as many countries remain reluctant to allow crews to embark and disembark through their ports. As our seafarers are delivering vitally needed energy to the world I believe they should be recognised as key workers with their health and wellbeing acknowledged and respected by all maritime nations and with their passage from and to their vessels recognised as a priority.”

COVID-19 Update

Given the current uncertainty in relation to COVID-19, we have disclosed certain risks and uncertainties in our Form 6-K for the three months ended June 30, 2020 (refer to Exhibit 99.2), which also updates the risk factors described in our Annual Report on Form 20-F filed with the SEC on March 6, 2020 and in our Quarterly Report on Form 6-K filed with the SEC on May 7, 2020.

Operational update

GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

•                  Beginning on June 1, 2020, employees at our Piraeus, Greece location returned to the office on a rotational basis at a capacity of approximately 50.0%. Piraeus office personnel have been provided with the appropriate personal protective equipment and modifications were made to the office’s floor plan to ensure social distancing; plexiglass dividers were installed and enhanced cleaning procedures have been enacted. All other onshore locations continue under a “work from home” policy in accordance with local guidelines and regulations;

•                  Crew changes continue to be planned at every opportunity and to date GasLog has been able to rotate approximately 80.0% of the officers and a smaller percentage of the other ranks. The majority of the crew rotation difficulties we face, are due to continued lockdowns in Singapore and the Philippines;

•                  The GasLog Savannah is expected to complete her scheduled dry-docking by the end of August  2020. The vessel began its dry-docking in Singapore on April 9, 2020; however, COVID-19 related lockdown measures were enacted soon thereafter and extended through early July, preventing its scheduled completion and, as a result, the GasLog Savannah was off-charter for a total of 90 days and approximately 60 days during the second and third quarters of 2020, respectively; and

•                  As a result of these measures and the dedication of our employees onshore and aboard our vessels, excluding the GasLog Savannah approximately 100% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the second quarter and there remains significant uncertainty regarding near-term LNG demand and, therefore, LNG shipping requirements.

•                  The Group’s charter coverage for the remainder of 2020 is 82%;

•                  The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates;

•                  The utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters; and

•                  On September 4, 2019, GasLog announced a new 10-year time charter with Sinolam LNG Terminal, S.A. for the GasLog Singapore for use as a floating storage unit (“FSU”) in support of a LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been delayed by 6 months, the result of COVID-19 related impacts to the construction schedule. GasLog has received approval to defer conversion of the GasLog Singapore until the first quarter of 2021 to align more closely with the project’s new expected start date. All other terms of the charter party agreement remain in effect.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

•                  Notwithstanding COVID-19, we have refinanced the Group’s debt maturities due in 2021 with four new credit facilities representing a total of approximately $1.1 billion, strengthening the balance sheet and delivering $30.2 million of incremental liquidity to the Group;

•                  Following recent amendments with several counterparties to our interest rate swap agreements as well as a strengthening of the Norwegian Kroner versus the U.S Dollar since late March, our cash collateral with respect to our interest rate and cross-currency swaps agreements was $44.8 million as of July 31, 2020, down from $71.1 million as of June 30, 2020 and $81.2 million as of March 31, 2020; and

•                  As of June 30, 2020, we recognized a non-cash impairment loss of $22.5 million in aggregate on certain of our Steam vessels due to the uncertainty regarding the effects of COVID-19 in the short-term spot market, as discussed in the Commercial update above.

LNG Market Update and Outlook

LNG demand was 86 million tonnes (“mt”) in the second quarter of 2020, according to Poten, compared to 87 mt in the second quarter of 2019, or a decrease of approximately 2%. More specifically, Chinese LNG demand was 16 mt in the second quarter of 2020, an increase of 20% year-over-year, while demand from the Middle East was 5 mt, growing over 1 mt, or 39%. In contrast, demand from Asia, excluding China, declined by 4 mt, or 8%, and demand from Europe declined by approximately 1 mt, or 3%.

Global LNG supply was approximately 89 mt in the first quarter of 2020, an increase of 2 mt over the second quarter of 2019, or 2%, according to Poten. Supply from the United States (“U.S.”) increased over 3 mt, or 39%, the result of production increase from new large projects including Cameron and Freeport, while re-exports out of Europe increased by 2 mt, or over 140%. This growth was offset by declines out of the Middle East and North Africa, where supply decreased by over 2 mt, or 8%. Looking ahead, approximately 94 mt of new LNG capacity is expected to begin production during 2020-2025, according to estimates from Wood Mackenzie.

In the LNG shipping spot market, tri-fuel diesel electric vessel (“TFDE”) headline rates, as reported by Clarksons, averaged $35,000 per day in the second quarter of 2020, a decrease from the averages of $57,000 in the first quarter of 2020 and $49,000 in the second quarter of 2019. Headline spot rates for Steam vessels averaged $23,000 per day in the second quarter of 2020, a decrease from the averages of $40,000 per day in the first quarter of 2020 and $33,000 per day in the second quarter of 2019. Headline spot rates in the second quarter were negatively impacted by declines in LNG demand due, in part, to ongoing impacts from the COVID-19 outbreak to the global economy as well as high inventories of natural gas and LNG, particularly in Europe, which limited opportunities for LNG arbitrage trading between Atlantic and Pacific basins. Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $36,500 per day and $23,000 per day, respectively.

Although many economies around the world have begun to reopen in various stages, the COVID-19 outbreak continues to create high levels of uncertainty for LNG demand and therefore, LNG shipping, at least through the near-term. In addition, global gas prices and gas price differentials between the Atlantic and Pacific basins remain near their historic lows, limiting the opportunities for inter-basin trading, as evidenced by the reported cancellation of over 100 cargoes out of the U.S. during the third quarter of 2020. These factors, when combined with scheduled deliveries to the global fleet and usual seasonal trading patterns, have the potential to keep downward pressure on rates in the spot and short-term shipping markets over the near-term. Further ahead, futures curves for global natural gas prices indicate the potential for higher LNG demand and the resumption of inter-basin trading during the Northern Hemisphere winter, which if realized, would be expected to translate into higher utilization for the global LNG carrier fleet.

As of July 31, 2020, the orderbook totals 109 dedicated LNG carriers (>100,000 cbm), according to estimates from Poten, representing 20% of the on-the-water fleet. Of these, 70 vessels (or 64%) have multi-year charters. Orders for newbuild LNG carriers are on pace for their lowest annual total since 2017 as just 6 newbuildings have been ordered so far in 2020, all of which are chartered under multi-year contracts.

Debt Refinancing

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.3 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”) plus a margin. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. The relevant amount of $193.7 million was drawn on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

GasLog has concurrently refinanced the existing indebtedness due in 2021 for the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, and the Methane Lydon Volney by entering into a credit agreement of $576.9 million. ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acted as global co-coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arranger; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494.5 million Term Loan Facility which will amortize on a quarterly basis (following an initial repayment six months after initial drawdown equal to the sum of two quarterly repayments), with a final balloon amount payable concurrently with the last installment in June 2025; and a $82.4 million revolving loan facility which also matures in June 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds will be used for general corporate and working capital purposes.

On July 30, 2020, GasLog entered into a credit agreement with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. Funded on July 31, 2020, the facility provides $96.8 million of additional financing, refinancing the $92.3 million of outstanding indebtedness of GasLog Chelsea and contributing to the $30.2 million of incremental liquidity for general corporate and working capital purposes referenced above. National Bank of Greece S.A. is acting as the sole original lender. The facility will amortize on a quarterly basis, with a final balloon amount payable concurrently with the last instalment in July 2025.

The signing and closing of the four credit facilities described above was completed during a time of unprecedented uncertainty in credit and bank markets and saw participation from new and existing lenders, which underscores the strength and scale of our platform to attract new capital providers, refinancing in full our debt maturities due in 2021, strengthen the balance sheet and create additional liquidity.

Delivery of the GasLog Windsor

On April 1, 2020, GasLog took delivery of the GasLog Windsor, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with Centrica.

Delivery of the GasLog Wales

On May 11, 2020, GasLog took delivery of the GasLog Wales, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its 12-year charter with JERA.

Private Placement of Common Shares

On June 29, 2020, GasLog completed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a private placement of unregistered common shares (“the Private Placement”). The net proceeds were used for general corporate purposes. Approximately 75% of shares issued in the Private Placement were purchased by GasLog’s directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family and 4,000,000 common shares purchased by a wholly-owned affiliate of the Onassis Foundation. In addition, member of the Tung family, whose roots in shipping date back over 70 years, purchased common shares in the Private Placement.

Delivery of the GasLog Westminster

Post quarter-end, on July 15, 2020, GasLog took delivery of the GasLog Westminster, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with Centrica.

Dividend Declarations

On May 14, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2020 to holders of record as of June 30, 2020. GasLog paid the declared dividend to the transfer agent on July 1, 2020.

On August 4, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on August 27, 2020 to shareholders of record as of August 17, 2020.

Impairment Loss on Vessels

As of June 30, 2020, the Group recognized a non-cash impairment loss of $22.5 million in aggregate on certain of its Steam vessels. The COVID-19 pandemic placed downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future near-term LNG demand and, therefore LNG shipping requirements. This has reduced our expectations for the estimated rates at which employment for our vessels could be secured over the near-term in the spot market. The non-cash impairment loss of $22.5 million was recognized with respect to three Steam vessels owned by the Partnership, the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally, and one Steam vessel owned by GasLog, the Methane Lydon Volney.

Inaugural Sustainability Report

On June 11, 2020 GasLog issued its inaugural 2019 Sustainability Report. The report presents GasLog’ s strategy and commitment toward environmental, social and governance (“ESG”) practices. In addition, the report is transparent in its presentation of operational data, detailing vessel-by-vessel CO2 emissions, fleetwide methane emission and efficiency indices and presents the numerous Key Performance Indicators underscoring our ESG commitment. A copy of the report can be found on our website at https://www.gaslogltd.com/investors/sustainability.

Organizational Update

In November 2019, GasLog announced plans to relocate more of its employees, including several members of senior management, to our main operating office in Piraeus, Greece, to enhance business efficiency, operational excellence and to reduce overheads. By the end of 2020, we will have concluded these organizational changes, having closed the Monaco office and reduced the number of employees in our London office. These measures will result in annualized general and administrative (“G&A”) savings of $6.0 million with effect from 2021. In the three months ended June 30, 2020, additional restructuring costs of $1.1 million were recognized ($1.5 million for the six months ended June 30, 2020).

As the next phase in our strategy to enhance efficiency and reduce costs, we have now decided to include GasLog Partners and our Stamford office in this initiative. Andrew Orekar, CEO of GasLog Partners, has informed the Company that, as a result of the relocation of his role to Piraeus, Greece, he will step down from his position on September 15, 2020. Paul Wogan, currently CEO of GasLog, will assume the responsibilities of CEO of GasLog Partners on September 16, 2020. Please see today’s separate press release on this matter. In addition, we will reduce the size of the Partnership’s board of directors from seven to five members and will close our Stamford, Connecticut office. This plan is expected to generate annualized G&A savings of $3.0 million per annum starting in 2021.

When taken together with the organizational changes already announced, we expect to reduce our G&A expenses by $9.0 million in aggregate beginning in 2021.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	June 30, 2019	June 30, 2020
Revenues	$154,251	$158,861
Loss for the period	$(10,512)	$(13,338)
Adjusted Profit(1)	$20,485	$24,596
Adjusted EBITDA(1)	$107,043	$111,665
Loss attributable to the owners of GasLog	$(25,998)	$(21,348)
EPS, basic	$(0.35)	$(0.30)
Adjusted EPS(1)	$0.03	$0.02

(1) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,458 revenue operating days for the quarter ended June 30, 2020, as compared to 2,409 revenue operating days (including 513 days in the LNG carrier pooling agreement (the “Cool Pool”) for the quarter ended June 30, 2019). The increase in revenue operating days was mainly driven by the increased operating days from the deliveries of the GasLog Warsaw on July 31, 2019, the GasLog Windsor on April 1, 2020 and the GasLog Wales on May 11, 2020, partially offset by unchartered days from the vessels operating in the spot market (for the vessels whose time charters expired), as well as the increased days for dry-dockings.

Management allocates vessel revenues to two categories: (a) variable rate charters (“VR Revenues”) and (b) fixed rate charters (“FR Revenues”). The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The vessels in this category during the second quarter of 2020 were the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Sydney, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, the GasLog Chelsea, the Methane Rita Andrea, the Methane Alison Victoria and the Methane Shirley Elisabeth.

Revenues were $158.9 million for the quarter ended June 30, 2020 ($154.3 million for the quarter ended June 30, 2019). The increase was mainly driven by the deliveries of the GasLog Warsaw on July 31, 2019, the GasLog Windsor on April 1, 2020 and the GasLog Wales on May 11, 2020, partially offset by the expiration of the time charters of the Gaslog Saratoga, the Methane Alison Victoria, the Methane Rita Andrea and the GasLog Sydney (which were all operating in a weak and volatile spot market impacted by the COVID-19 pandemic during the three months ended June 30, 2020).

For the quarter ended June 30, 2020, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

	For the three months ended June 30, 2020
Amounts in thousands of U.S. dollars	Variable rate charters	Fixed rate charters
Available days (*)	797	1,794
Revenue operating days(**)	665	1,793
Revenues	19,671	139,190
Voyage expenses and commissions	(3,293)	(2,149)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days, i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities.

(**) Revenue operating days represent total available days after deducting unchartered days.

In addition, GasLog recognized gross revenues and gross voyage expenses and commissions of $12.8 million and $3.4 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30, 2019. Net pool allocation was a positive $2.7 million for the quarter ended June 30, 2019.

Voyage expenses and commissions were $5.4 million for the quarter ended June 30, 2020 ($5.9 million for the quarter ended June 30, 2019). The decrease resulted from the decreased bunkers’ consumption of our vessels operating in the spot market.

Vessel operating and supervision costs were $32.6 million for the quarter ended June 30, 2020 ($33.4 million for the quarter ended June 30, 2019). The decrease in absolute terms was mainly attributable to the decrease in scheduled technical and maintenance costs related to engine maintenance, as well as the favorable movement of the Euro (“EUR”)/USD exchange rate in the second quarter of 2020 as compared to the prior quarter, which was partially offset by the increase of our fleet following the delivery of two vessels in the first half of 2020 and one vessel in the second half of 2019. Daily operating costs per vessel decreased from $14,099 per ownership day (excluding the Solaris which is managed by Shell) for the quarter ended June 30, 2019, to $12,550 per ownership day (excluding the Solaris which is managed by Shell) for the three-month period ended June 30, 2020.

General and administrative expenses remained $11.2 million for the quarter ended June 30, 2020 ($11.2 million for the quarter ended June 30, 2019), before adjusting for restructuring costs in 2020. General and administrative expenses, excluding the effect of the restructuring costs of $1.1 million, were $10.1 million for the quarter ended June 30, 2020 and the running daily expenses decreased from $4,547 per ownership day (as defined above) for the quarter ended June 30, 2019, to $3,746 per ownership day (as defined above) for the quarter ended June 30, 2020. The decrease is mainly attributable to decreased travel and accommodation expenses mainly due to the COVID-19 related travel restrictions imposed during 2020 and to legal and other professional fees savings.

Depreciation was $43.6 million for the quarter ended June 30, 2020 ($41.4 million for the quarter ended June 30, 2019). The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the quarter ended June 30, 2020, compared to the same quarter in 2019, which was partially offset by the impairment charges recognized in the fourth quarter of 2019, which reduced the carrying value of our Steam vessels.

Financial costs were $43.6 million for the quarter ended June 30, 2020 ($46.9 million for the quarter ended June 30, 2019). The decrease was mainly attributable to the decreased weighted average interest rate deriving from the downward movement of the LIBOR partially offset by increased other financial costs in relation to the $3.3 million of fees paid for our comprehensive plan to manage our cash collateral exposure placed with the swap banks as a result of the negative marked to market valuations of our interest rate and cross currency swaps. An analysis of the financial costs is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2019	June 30, 2020
Financial costs
Amortization and write-off of deferred loan/bond issuance costs/premium	$(3,224)	$(3,697)
Interest expense on loans	(32,383)	(25,147)
Interest expense on bonds and realized loss on cross-currency swaps (“CCS”)	(8,256)	(8,856)
Lease charge	(2,635)	(2,526)
Other financial costs, net	(399)	(3,331)
Total	$(46,897)	$(43,557)

Loss on derivatives was $13.5 million for the quarter ended June 30, 2020 ($30.8 million loss for the quarter ended June 30, 2019). The decrease in loss on derivatives in the second quarter of 2020, as compared to the second quarter of 2019, is mainly attributable to a decrease of $21.6 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived from changes in the LIBOR curve. An analysis of loss on derivatives is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2019	June 30, 2020
Loss on derivatives
Realized gain/(loss) on derivatives held for trading	$1,226	$(2,731)
Realized loss on forward foreign exchange contracts held for trading	(1,246)	(531)
Unrealized loss on derivative financial instruments held for trading	(30,781)	(9,140)
Ineffective portion of cash flow hedges	2	(1,065)
Total	$(30,799)	$(13,467)

Loss for the period was $13.3 million for the quarter ended June 30, 2020 (loss of $10.5 million for the quarter ended June 30, 2019). This increase in loss is mainly attributable to the impairment loss on vessels, partially offset by the favorable movement in non-cash marked-to-market valuations of our derivative financial instruments in the second quarter of 2020 and the decrease in finance costs.

Adjusted Profit(1) was $24.6 million for the quarter ended June 30, 2020 ($20.5 million for the quarter ended June 30, 2019) adjusted for the effects of the impairment loss on vessels, the non-cash loss on derivatives, the swap amendment costs (with respect to cash collateral requirements), the restructuring costs, the loss on disposal of non-current assets, the foreign exchange losses, net and the net unrealized foreign exchange gains on cash and bonds.

Loss attributable to the owners of GasLog was $21.3 million for the quarter ended June 30, 2020 ($26.0 million loss for the quarter ended June 30, 2019). The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit, partially offset by the increase in loss for the period mentioned above.

Adjusted EBITDA(1) was $111.7 million for the quarter ended June 30, 2020 ($107.0 million for the quarter ended June 30, 2019).

EPS was a loss of $0.30 for the quarter ended June 30, 2020 ($0.35 loss for the quarter ended June 30, 2019). The decrease in loss per share is mainly attributable to the respective movements in loss attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was a gain of $0.02 for the quarter ended June 30, 2020 ($0.03 gain for the quarter ended June 30, 2019), adjusted for the effects of the impairment loss on vessels, the swap amendment costs (with respect to cash collateral requirements), the non-cash loss on derivatives, the restructuring costs, the loss on disposal of non-current assets, the foreign exchange losses, net and the net unrealized foreign exchange gains on cash and bonds.

(1) Adjusted Profit, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of June 30, 2020, the total future firm contracted revenue stood at $3.7 billion(1), including the 15 vessels currently owned by GasLog Partners.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; (c) no exercise of any option to extend the terms of charters; and (d) where charters are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range.

Liquidity and Capital Resources

As of June 30, 2020, GasLog had $172.9 million of cash and cash equivalents, of which $44.5 million was held in time deposits and the remaining balance in current accounts. In addition, an amount of $71.1 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets. This amount has been further reduced to $44.8 million, following the novation of certain swap agreements described below.

On January 13, 2020, GasLog completed the partial exchange of $10.0 million of the outstanding 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) for new senior unsecured bonds due in 2024 (the “NOK 2024 Bonds”). On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding senior unsecured bonds due May 2021 (the “NOK 2021 Bonds”) at a price of 104.0% of par value, resulting in a loss of $1.9 million.

On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). On March 26, 2020 and on May 4, 2020, GasLog drew $152.5 million and $149.4 million, respectively, under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), to partially finance the delivery of the GasLog Windsor and the GasLog Wales.

On June 29, 2020, GasLog closed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through the Private Placement. The net proceeds were used for general corporate purposes. This transaction increased liquidity and further strengthened the capital structure of GasLog.

As of June 30, 2020, the total remaining balance of the contract prices of the five LNG carriers on order was $788.3 million (including the GasLog Westminster which was delivered on July 15, 2020), which GasLog expects to fund them with the Newbuilding Facility, cash balances and cash from operations. As of June 30, 2020, there was undrawn available capacity of $750.9 million under the Newbuilding Facility.

As of June 30, 2020, GasLog had an aggregate of $3.4 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $465.2 million was repayable within one year, and $200.7 million of lease liabilities, of which $9.8 million was payable within one year

On July 21, 2020 and July 31, 2020, the respective subsidiaries of GasLog drew down a total of $1,127.7 million under the new facilities entered into on July 16, 2020 and July 30, 2020 and prepaid in full their aggregate outstanding debt of $1,082.6 million, which would have been due in April and July 2021.

GasLog has hedged 42.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of June 30, 2020.

Diversifying the list of hedging providers, GasLog has entered into novation agreements with Nordea Bank Finland (“Nordea”) and Standard Chartered Bank. Subsequently, two interest rate swaps originally held with Nordea and due to mature in 2022, have now been transferred to Standard Chartered Bank. The aggregate notional of the trades is $166.6 million. Furthermore, as part of the closing of the Partnership’s refinancing in July 2020, GasLog Partners entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners’ $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. Combined with favorable movements in marked-to-market valuations, this resulted in cash collateral with respect to our interest rate and cross-currency swap agreements decreasing to $44.8 million as of July 31, 2020.

As of June 30, 2020, GasLog’s current assets totaled $249.8 million, while current liabilities totaled $662.5 million (including the $332.2 million of current debt refinanced in July 2020), resulting in a negative working capital position of $412.7 million. Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least 12 months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, we may enter into new debt facilities in the future, as well as public and/or private equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond our control.

Future Deliveries

As of August 5, 2020, GasLog has four newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(3)	X-DF	2027
Hull No. 2301	Q1 2021	Samsung	174,000	Cheniere(3)	X-DF	2028
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(3)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(3)	X-DF	2028

____________

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

(3)           The vessel is chartered to a wholly-owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

Conference Call

GasLog and GasLog Partners will host a joint conference call to discuss their results for the second quarter of 2020 at 8.30 a.m. EDT (3.30 p.m. EEST) on Wednesday, August 5, 2020. Senior management of GasLog and GasLog Partners will review the operational and financial performance of both companies. The presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 1796557

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog (http://www.gaslogltd.com/investors) and GasLog Partners (http://www.gaslogmlp.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies websites as referenced above.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (15 on the water and four on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in charter hire rates, vessel utilization and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•        disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•       fluctuations in prices for crude oil, petroleum products and natural gas;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       the impact of environmental liabilities on us and the shipping industry, including climate change;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and June 30, 2020

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2019	June 30, 2020
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,620	21,273
Deferred financing costs	11,592	10,217
Other non-current assets	24,221	42,442
Derivative financial instruments	3,572	—
Tangible fixed assets	4,427,065	4,725,035
Vessels under construction	203,323	175,969
Right-of-use assets	206,495	207,753
Total non-current assets	4,907,399	5,192,200
Current assets
Trade and other receivables	24,900	26,702
Dividends receivable and other amounts due from related parties	573	3,342
Derivative financial instruments	429	—
Inventories	8,172	8,821
Prepayments and other current assets	13,475	37,982
Short-term investments	4,500	—
Cash and cash equivalents	263,747	172,914
Total current assets	315,796	249,761
Total assets	5,223,195	5,441,961
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	954
Contributed surplus	760,671	774,378
Reserves	16,799	14,839
Treasury shares	(2,159)	(1,718)
Accumulated deficit	(87,832)	(160,659)
Equity attributable to owners of the Group	688,335	627,840
Non-controlling interests	961,518	943,138
Total equity	1,649,853	1,570,978
Current liabilities
Trade accounts payable	27,615	37,303
Ship management creditors	601	784
Amounts due to related parties	200	78
Derivative financial instruments	8,095	34,616
Other payables and accruals	136,242	114,785
Borrowings, current portion	255,422	465,200
Lease liability, current portion	9,363	9,769
Total current liabilities	437,538	662,535
Non-current liabilities
Derivative financial instruments	41,837	102,855
Borrowings, non-current portion	2,891,973	2,907,842
Lease liability, non-current portion	195,567	190,924
Other non-current liabilities	6,427	6,827
Total non-current liabilities	3,135,804	3,208,448
Total equity and liabilities	5,223,195	5,441,961

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues	154,251	158,861	320,798	324,758
Net pool allocation	2,658	—	(4,080)	—
Voyage expenses and commissions	(5,867)	(5,442)	(12,784)	(12,915)
Vessel operating and supervision costs	(33,358)	(32,605)	(66,328)	(67,657)
Depreciation	(41,350)	(43,647)	(80,949)	(85,144)
Loss on disposal of non-current assets	—	(572)	—	(572)
Impairment loss on vessels	—	(22,454)	—	(22,454)
General and administrative expenses	(11,172)	(11,154)	(21,549)	(20,775)
Profit from operations	65,162	42,987	135,108	115,241
Financial costs	(46,897)	(43,557)	(92,404)	(84,998)
Financial income	1,709	177	3,168	645
Loss on derivatives	(30,799)	(13,467)	(51,043)	(84,591)
Share of profit of associates	313	522	558	928
Total other expenses, net	(75,674)	(56,325)	(139,721)	(168,016)
Loss for the period	(10,512)	(13,338)	(4,613)	(52,775)
Attributable to:
Owners of the Group	(25,998)	(21,348)	(36,945)	(72,827)
Non-controlling interests	15,486	8,010	32,332	20,052
	(10,512)	(13,338)	(4,613)	(52,775)

Loss per share – basic and diluted	(0.35)	(0.30)	(0.52)	(0.96)

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2019	June 30, 2020
Cash flows from operating activities:
Loss for the period	(4,613)	(52,775)
Adjustments for:
Depreciation	80,949	85,144
Impairment loss on vessels	—	22,454
Loss on disposal of non-current assets	—	572
Share of profit of associates	(558)	(928)
Financial income	(3,168)	(645)
Financial costs	92,404	84,998
Unrealized foreign exchange (gains)/losses on cash and cash equivalents	(122)	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	51,882	80,254
Share-based compensation	2,587	2,992
	219,361	222,066
Movements in working capital	(37,897)	(64,220)
Cash provided by operations	181,464	157,846
Interest paid	(82,691)	(84,998)
Net cash provided by operating activities	98,773	72,848
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(256,888)	(374,605)
Return of capital expenditures	5,629	—
Other investments	(158)	—
Payments for right-of-use assets	(232)	(2,738)
Dividends received from associate	538	900
Purchase of short-term investments	(54,000)	—
Maturity of short-term investments	35,000	4,500
Financial income received	2,960	764
Net cash used in investing activities	(267,151)	(371,179)
Cash flows from financing activities:
Proceeds from bank loans	677,680	401,911
Bank loan and bond repayments	(445,604)	(150,508)
Payment for bond repurchase at a premium	—	(1,937)
Payment for interest rate swaps termination	—	(10,811)
Proceeds from entering into interest rate swaps	—	10,770
Payment of loan issuance costs	(9,175)	(7,605)
Payment of equity raising costs	(894)	(15)
Proceeds from private placement	—	36,000
Dividends paid	(82,111)	(55,955)
Payment for CCS termination	—	(4,051)
Purchase of treasury shares	(13,673)	(2,996)
Payments for lease liability	(4,770)	(5,182)
Net cash provided by financing activities	121,453	209,621
Effects of exchange rate changes on cash and cash equivalents	122	(2,123)
Decrease in cash and cash equivalents	(46,803)	(90,833)
Cash and cash equivalents, beginning of the period	342,594	263,747
Cash and cash equivalents, end of the period	295,791	172,914

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, the swap amendment costs (with respect to cash collateral requirements), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives as defined above, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs; and in the case of Adjusted Profit and Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap amendment costs (with respect to cash collateral requirements), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, impairment loss on vessels, gain/loss on disposal of non-current assets, swap amendment costs (with respect to cash collateral requirements) and restructuring costs in particular are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPS because impairments of long-lived assets and gain/loss on disposal of non-current assets , which represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future, and swap amendment costs (with respect to cash collateral requirements) and restructuring costs, which reflect specific actions taken by management to improve the Group’s future liquidity and profitability, are non-cash charges and items not considered to be reflective of the ongoing operations of the company, respectively, that we believe reduce the comparability of our operating and business performance across periods. In addition, unrealized foreign exchange losses on cash and bond, are separately adjusted in the current period, while in the past foreign exchange losses on cash were included in foreign exchange gains/losses and unrealized foreign exchange losses on bond did not exist.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Loss to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Loss for the period	(10,512)	(13,338)	(4,613)	(52,775)
Depreciation	41,350	43,647	80,949	85,144
Financial costs	46,897	43,557	92,404	84,998
Financial income	(1,709)	(177)	(3,168)	(645)
Loss on derivatives	30,799	13,467	51,043	84,591
EBITDA	106,825	87,156	216,615	201,313
Foreign exchange losses/(gains), net	218	402	368	(230)
Restructuring costs	—	1,081	—	1,526
Loss on disposal of non-current assets	—	572	—	572
Impairment loss on vessels	—	22,454	—	22,454
Adjusted EBITDA	107,043	111,665	216,983	225,635

Reconciliation of Loss to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Loss for the period	(10,512)	(13,338)	(4,613)	(52,775)
Non-cash loss on derivatives	30,779	10,205	51,882	80,254
Write-off and accelerated amortization of unamortized loan/bond fees	—	—	988	316
Foreign exchange losses/(gains), net	218	402	368	(230)
Restructuring costs	—	1,081	—	1,526
Unrealized foreign exchange gains, net on cash and bonds	—	(99)	—	(4,050)
Swap amendment costs (with respect to cash collateral requirements)	—	3,319	—	3,319
Loss on disposal of non-current assets	—	572	—	572
Impairment loss on vessels	—	22,454	—	22,454
Adjusted Profit	20,485	24,596	48,625	51,386

Reconciliation of Loss Per Share to Adjusted Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Loss for the period attributable to owners of the Group	(25,998)	(21,348)	(36,945)	(72,827)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(5,031)	(5,032)
Loss for the period attributable to owners of the Group used in EPS calculation	(28,514)	(23,864)	(41,976)	(77,859)
Weighted average number of shares outstanding, basic	80,847,127	80,848,314	80,836,442	80,777,161
Loss per share	(0.35)	(0.30)	(0.52)	(0.96)
Loss for the period attributable to owners of the Group used in EPS calculation	(28,514)	(23,864)	(41,976)	(77,859)
Plus:
Non-cash loss on derivatives	30,779	10,205	51,882	80,254
Write-off and accelerated amortization of unamortized loan fees/bond fees	—	—	988	316
Impairment loss on vessels attributable to the owners of the Group	—	9,688	—	9,688
Loss on disposal of non-current assets	—	572	—	572
Swap amendment costs (with respect to cash collateral requirements)	—	3,319	—	3,319
Foreign exchange losses/(gains), net	218	402	368	(230)
Unrealized foreign exchange gains, net on cash and bonds	—	(99)	—	(4,050)
Restructuring costs	—	1,081	—	1,526
Adjusted profit attributable to owners of the Group	2,483	1,304	11,262	13,536
Weighted average number of shares outstanding, basic	80,847,127	80,848,314	80,836,442	80,777,161
Adjusted earnings per share	0.03	0.02	0.14	0.17